Exhibit 4.4

February 27, 2009

United States Department of the Treasury
1500 Pennsylvania Avenue, NW
Washington, D.C. 20220

FNB Bancorp
975 El Camino Real
South San Francisco, California 94080

Ladies and Gentlemen:

          Reference is made to that certain Letter Agreement incorporating the Securities Purchase Agreement – Standard Terms dated of even date herewith (the “Securities Purchase Agreement”) by and among United States Department of Treasury (“Investor”) and FNB Bancorp, a California corporation (“Company”). Investor and Company desire to set forth herein certain additional agreements regarding Company’s commitment to the holder of the Preferred Shares after the closing of the transactions contemplated by the Securities Purchase Agreement. Terms that are defined in the Securities Purchase Agreement are used in this letter agreement as so defined.

          In order to comply with California Corporations Code §212(a), the Company has modified section 7(b) of the Standard Provisions of each of the Certificate of Designations attached as Annex A and Annex B to the Securities Purchase Agreement (collectively, the “Certificates of Designations”) to provide in pertinent part as follows:

“Whenever, at any time or times, dividends payable on the shares of Designated Preferred Stock have not been paid for an aggregate of six quarterly Dividend Periods or more, whether or not consecutive, the holders of the Designated Preferred Stock shall have the right, with holders of shares of any one or more other classes or series of Voting Parity Stock outstanding at the time, voting together as a class, to elect two directors…”

          By its execution hereof, the Company hereby confirms and agrees that as of the date hereof and at all times while any shares of the Designated Preferred Stock (as defined in each Certificate of Designations) are outstanding or issuable upon exercise of the Warrant it shall maintain a range of directors of the Company that will permit the holder of the Preferred Shares to elect two directors in accordance with said sections 7(b). Currently Article III, Section 16 (the “Applicable Provision”) of the Company’s bylaws (the “Bylaws”) provides for a range of directors of no less than five (5) and no more than nine (9). At all times while any shares of the Designated Preferred Stock are outstanding, the Company shall not fill more than seven (7) director positions. In the event the Company desires to increase the number of directors beyond seven (7), then the Company shall be required to amend the Bylaws to increase the maximum directors to always allow for at least two open director seats for the holders of the Preferred Shares to elect in accordance with Section 7(b) of the Standard Terms of the Certificate of Determination of Preferences of Series A Fixed Rate Cumulative Perpetual Preferred Stock of FNB Bancorp and Section 7(b) of the Standard Terms of the Certificate of Determination of Preferences of Series B Fixed Rate Cumulative Perpetual Preferred Stock of FNB Bancorp (and to amend the bylaws to provide that such provision may not be modified, amended or repealed by the Company’s board of directors (or any committee thereof) or without the affirmative vote and approval of (x) the shareholders and (y) the holders of at least a majority of the shares of Designated Preferred Stock outstanding at the time of such vote and approval).

United States Department of Treasury
FNB Bancorp
February 27, 2009

          The parties hereto acknowledge that there would be no adequate remedy at law if the Company fails to perform any of its obligations under this letter agreement and that the Investor may be irreparably harmed by any such failure, and accordingly agree that the Investor, in addition to any other remedy to which it may be entitled at law or in equity, to the fullest extent permitted and enforceable under applicable law shall be entitled to compel specific performance of the obligations of the Company under this letter agreement without the necessity of proving the inadequacy of monetary damages as a remedy or the posting of a bond.

          This letter agreement and the Certificates of Designations constitute the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, between the parties with respect to the subject matter hereof.

          This letter agreement may be executed in counterparts, each of which shall be deemed an original and all of which shall together constitute one and the same instrument. This letter agreement shall be governed in all respects, including as to validity, interpretation and effect, by the internal laws of the State of California, without giving effect to the conflict of laws rules thereof.

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United States Department of Treasury
FNB Bancorp
February 27, 2009

          IN WITNESS WHEREOF, this letter agreement has been duly executed by the authorized representatives of the parties hereto as of the date first above written.

FNB BANCORP

By:

Name:	Thomas C. McGraw
Title:	Chief Executive Officer

By:

Name:	David A. Curtis
Title:	Senior Vice President and Chief
Financial Officer

UNITED STATES DEPARTMENT OF THE TREASURY

By:

Name:
Title: